INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

August 31, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the EP Emerging Markets Small Companies Fund (formerly EP Asia Small Companies Fund)

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on August 6, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to the EP Emerging Markets Small Companies Fund (formerly EP Asia Small Companies Fund) (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 668 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.	Update the Fund’s name on EDGAR before filing the Amendment.

Response:  The Fund’s name has been updated to reflect its new name, EP Emerging Markets Small Companies Fund.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund
2.	In the table after the title “Annual Fund Operating Expenses”, it states, “(expenses that you pay each year as a percentage of your investment)”. In accordance with Item 3 of Form N-1A, revise this language to state that the amounts reflected are expenses paid each year as a percentage of the value of the investment.

Response:  The table has been updated to reflect this comment.

3.	Footnote 1 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “March 1, 2016.” Confirm the date and if the date is less than one year from the effective date of the Fund’s registration statement, remove the line time “fees waived and/or expenses reimbursed”.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the relevant language to reflect that the expense limitation agreement is in effect “until March 1, 2017.”

Investment Advisor and Sub-Advisor
4.	Item 5(a) of Form N-1A requires only the name of the advisor and sub-advisor. Accordingly, please remove the two paragraphs that appear after identification of the Fund’s current sub-advisor.

Response:  The Registrant has made the changes requested.

Portfolio Managers
5.
The disclosure states that Russell Hoss and Richard Hoss are “co-portfolio managers” of the Fund, but also states that Russell Hoss has final approval of all companies in the Fund’s portfolio.  Confirm whether Russell Hoss is the “lead” portfolio manager and clarify the disclosure accordingly.

Response:  The Registrant has revised the disclosure to clarify that Russell Hoss and Richard Hoss are portfolio managers of the Fund and that Russell Hoss is considered the lead portfolio because he has final approval of the selection of any company to be included in the Fund’s portfolio.

Buying Fund Shares
6.	Consider adding to the first pullet in this section language that indicates that Class A shares incur a sales load.

Response:  The disclosure has been modified as follows:

“Class A shares generally incur sales loads at the time of purchase and are subject to distribution and shareholder service fees.

STATEMENT OF ADDITIONAL INFORMATION

Fund Expenses (page B-38)
7.	Pursuant to Item 19(a) of Form N-1A, include the required information for the Sub-Advisor including the method of calculating the advisory fee payable and the actual amounts paid for the last three fiscal years.

Response: The Registrant confirms that the method of calculating the advisory fee payable (page B-34) and actual amounts paid to the Advisor for the last three fiscal years (page B-36) were included in the Statement of Additional Information in accordance with Item 19(a) of Form N-1A.  The Registrant believes that Item 19(e) and not Item 19(a) is applicable to the Sub-advisor.  The Registrant confirms that the information required by such item are included in the Statement of Additional Information under the heading “Sub-Advisor” (page B-35).

Rule 12b-1 Plan (page B-42)
8.	Pursuant to Item 19(g)(1) of Form N-1A, include the period (i.e. for the fiscal year ended October 31, 2014) with the table showing the 12b-1 payments under the 12b-1 Plan.

Response: The Registrant has revised the disclosure as requested.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust

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